A2Z Technologies Enters into Contract with Nasdaq-Listed Israel Defense Technology Company

February 4, 2020 -- (Vancouver, BC) **A2Z Technologies Canada Corp**. ("**A2Z**" or the "**Company**") (TSXV: AZ) announced today that the Company's wholly owned subsidiary, A2Z MS Military Solutions, Ltd., has been awarded a contract with an Israel-based, NASDAQ-listed defense technology company (the "**Client**").

A2Z has been contracted by the Client to perform electrical safety checks as well as other service functions across the Client's facilities. The Company will also approve of the quality and safety of their electrical systems. The ongoing contract is priced on a variable-basis with A2Z's revenues being determined by the degree and frequency of service that the Client requires. The Company expects to generate meaningful revenues over the life of the contract.

In the coming years A2Z anticipates that this contract will provide variable recurring revenues while further deepening the Company's relationship with one of their significant peers in the defense-technology space. This new contract represents further growth in A2Z's service-based military-technology business.

"We are very pleased to have been given this opportunity," stated Bentsur Joseph, Founder and CEO of A2Z. "This contract brings more than just revenue, as it shows the tremendous respect leading defense technology vendors have for A2Z's knowledge and capabilities while adding to our growing list of prestigious clients. The safety of employees and sophisticated systems of this major high technology conglomerate is essentially being entrusted to A2Z's capable hands and we intend to further capitalize on this contract as our relationship grows."

About A2Z

A2Z Technologies Canada Corp. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defense among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

Highlights:

Core Business: A2Z's line of products include unmanned remote-controlled vehicles of various sizes designed for intricate bomb disposal, counter terrorism, and firefighting, as well as energy storage power packs/generators. A2Z also provides maintenance services to both external and in-house complex electronic systems and products to over 75 clients.

A2Z has been an Israel Ministry of Defense contractor for over 30 years and a significant portion of its business is long-term service contracts.

Expansion into Civilian Markets: To drive growth, A2Z plans to adapt its military technologies for the much larger civilian markets. One patent-pending product is a capsule (FTICS) that prevents vehicle fires resulting from collisions. A2Z has also been granted a patent for a smart vehicle cover device that protects automobiles from natural elements while the vehicle is parked and is stowed away safely in the vehicle's bumper when not in use.

Fuel Tank Intelligent Containment System (FTICS): In the event of a collision, the FTICS installed into the fuel tank prevents the ignition of fuel, thereby mitigating the spread of fire and explosion, minimizing risk to human life and property damage. According to the NFPA, from 2014 to 2016, an estimated 171,500 highway vehicle fires occurred in the United States, resulting in an annual average of 345 deaths, 1,300 injuries, and $1.1 billion in property loss annually.

Management: CEO Bentsur Joseph's previous venture, Comfy Interactive, was acquired by Shamrock Holdings, the family investment firm founded by Roy Disney. Previously, Bentsur Joseph was the chairman of Elad Hotels whose holdings include the Plaza Hotel in New York City.

Bentsur Joseph has a ~64% ownership stake in the business with 30,000,000 shares subject to an escrow agreement.

For more information regarding A2Z, please visit the Company's website at www.a2zas.com. Twitter: @A2Z_Advanced

On Behalf of the Board,
Bentsur Joseph, CEO

Investor Relations Contact
Trenton Kwan, KIN Communications
Toll Free: 1-866-684-6730
az@kincommunications.com

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